Exhibit 21.1

Subsidiaries of Solar Senior Capital Ltd.

The following list sets forth each of our consolidated subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

ESP SSC Corporation (Delaware) – 100%

SUNS SPV LLC (Delaware) – 100%

The subsidiaries listed above are consolidated for financial reporting purposes.